Exhibit 99.1

Azure Power Announces Results for Fiscal Third Quarter 2019

Mauritius, February 12, 2019: Azure Power Global Limited (NYSE: AZRE), a leading independent solar power producer in India, today announced its consolidated results under United States Generally Accepted Accounting Principles (“GAAP”) for the fiscal third quarter ended December 31, 2018.

Fiscal Third Quarter 2019 Period Ended December 31, 2018 Operating Highlights:

•	Operating Megawatts (MW) were 1,169 MW as of December 31, 2018, an increase of 45% over December 31, 2017.

•	Operating & Committed Megawatts were 3,059 MW as of December 31, 2018, an increase of 94% over December 31, 2017.

•	Revenue for the quarter was INR 2,430.8 million (US$ 34.9 million), an increase of 40% over the quarter ended December 31, 2017.

•	Adjusted EBITDA for the quarter was INR 1,837.5 million (US$ 26.4 million), an increase of 50% over the quarter ended December 31, 2017.

Key Operating Metrics

Electricity generation during the nine months ended December 31, 2018 increased by 353 million kWh, or 41%, to 1,208 million kWh compared to the same period in 2017. The increase in electricity generation was principally a result of additional capacity operating during the period.

Total revenue during the nine months ended December 31, 2018 was INR 7,079.0 million (US$ 101.7 million), up by 30% from INR 5,441.6 million during the same period in 2017. The increase in revenue was primarily driven by the commissioning of new projects.

Project cost per megawatt operating (megawatt capacity in DC) consists of costs incurred for one megawatt of new solar power plant during the reporting period. The project cost per megawatt operating for the nine months ended December 31, 2018 decreased by INR 3.2 million (US$ 0.05 million) to INR 44.2 million (US$ 0.64 million). The project cost per megawatt was lower for the nine months ended December 31, 2018 than the comparable period in the prior year due to lower costs on account of a decline in solar module prices and efficiency gains in balance of system costs.

As of December 31, 2018, our operating and committed megawatts increased by 1,479 MW compared to December 31, 2017 to 3,059 MW as a result of winning new projects.

Nominal Contracted Payments

The Company’s PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, the Company includes those PPAs for projects that are operating or committed.

The following table sets forth, with respect to our PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of December 31,
	2017	2018
	INR	INR	US$
Nominal contracted payments (in thousands)	321,241,800	539,383,478	7,751,990
Total estimated energy output (kilowatt hours in millions)	70,956	152,618

Nominal contracted payments increased from December 31, 2017 to December 31, 2018 as a result of the Company entering into additional PPAs.

Portfolio Revenue Run-Rate

Portfolio revenue run-rate equals annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting dates. In estimating the portfolio revenue run-rate, the Company multiplies the PPA contract price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of the Company’s solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to the Company’s PPAs, the aggregate portfolio revenue run-rate and estimated annual energy output as of the reporting dates. The portfolio revenue run-rate has not been discounted to arrive at the present value.

	As of December 31,
	2017	2018
	INR	INR	US$
Portfolio revenue run-rate (in thousands)	14,007,890	23,896,380	343,437
Estimated annual energy output (kilowatt hours in millions)	2,587	6,676

Portfolio revenue run-rate increased by INR 9,888.5 million (US$ 142.1 million) to INR 23,896.4 million (US$ 343.4 million) as of December 31, 2018, as compared to December 31, 2017, due to an increase in operational and committed capacity.

Fiscal Third Quarter 2019 Period ended December 31, 2018 Consolidated Financial Results:

Operating Revenues

Operating revenues during the three months ended December 31, 2018 increased by INR 690.9 million (US$ 9.9 million), or 40%, to INR 2,430.8 million (US$ 34.9 million) compared to the same period in 2017. The increase in revenue for the three months ended December 31, 2018 is on account of projects commissioned by the Company since last year.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations during the three months ended December 31, 2018 increased by INR 60.6 million (US$ 0.9 million), or 38%, to INR 219.0 million (US$ 3.1 million) compared to the same period in 2017. The increase was primarily due to increase in plant maintenance costs related to newly operational projects. The operating cost per megawatt during the three-month period ended December 31, 2018 was INR 0.19 million, a decrease of INR 0.01 million per megawatt as compared to the same period in 2017.

General and Administrative Expenses

General and administrative expenses during the three months ended December 31, 2018 increased by INR 19.7 million (US$ 0.3 million), or 6%, to INR 374.3 million (US$ 5.4 million) compared to the same period in 2017. The increase in general and administrative expenses was lower than the increase in revenue due to economies of scale of operations.

Depreciation and Amortization

Effective October 1, 2018, the Company extended the estimated useful life of most of its utility scale projects from 25 years to 35 years. This change in accounting estimate was based on the Company’s various technical evaluations and tests, through which the Company estimated that its solar modules will continue to generate power for at least 35 years at high efficiency levels.

Depreciation and amortization expenses during the three months ended December 31, 2018 increased by INR 1.0 million, or 0.2%, to INR 476.0 million (US$ 6.8 million) compared to the same period in 2017. There was no significant change in the depreciation and amortization expense as the additional depreciation on new projects commissioned since last year was offset by a decrease in depreciation expense on account of change in useful life.

Interest Expense, Net

Net interest expense during the three months ended December 31, 2018 decreased by INR 14.1 million (US$ 0.2 million), or 1%, to INR 1,115.8 million (US$ 16.0 million) compared to the same period in 2017. Interest expense decreased on account of increase in interest income partly offset by borrowings for new projects during the quarter ended December 31, 2018.

Loss on Foreign Currency Exchange

Foreign exchange loss during the three months ended December 31, 2018 increased by INR 108.7 million (US$ 1.6 million) compared to the same period in 2017 to a loss of INR 17.9 million (US$ 0.3 million). The foreign exchange loss increased primarily on account of realized foreign currency payments.

Income Tax Expense / (Benefit)

Income tax expense increased by INR 213.5 million (US$ 3.1 million) to INR 62.5 million (US$ 0.9 million) during the three months ended December 31, 2018 reflecting an increase in profits during the third quarter of 2019.

Net Profit

The net profit for the quarter ended December 31, 2018 was INR 165.3 million (US$ 2.4 million) as compared to a net loss of INR 136.2 million for the quarter ended December 31, 2017, reflecting an improvement of INR 301.5 million (US$ 4.3 million) as compared to the same period in 2017. The increase was primarily due to an increase in revenue and economies of scale on operating costs achieved during the period.

Cash Flow and Working Capital

Cash generated from operating activities for the nine months ended December 31, 2018 was INR 789.0 million (US$ 11.3 million), an increase of INR 383.5 million (US$ 5.5 million) as compared to the prior comparable period, primarily due to increase in revenue during the period.

Cash used in investing activities for the nine months ended December 31, 2018 was INR 13,114.3 million (US$ 188.5 million) compared to INR 16,303.3 million for the prior comparable period. The cash outflow was primarily due to INR 14,590.9 million (US$ 209.7 million) incurred to purchase Property, Plant and Equipment.

Cash generated from financing activities increased by INR 8,357.4 million (US$ 120.1 million) to INR 25,114.4 million (US$ 360.9 million), primarily on account of the public issuance of equity shares and new debt raised during the period.

Liquidity Position

As of December 31, 2018, the Company had INR 17,451.0 million (US$ 250.8 million) of cash, cash equivalents and current investments. The Company had undrawn project debt commitments of INR 12,404.3 million (US$ 178.3 million) as of December 31, 2018 and a working capital facility of INR 7,238.0 million (US$ 104.0 million).

Adjusted EBITDA

Adjusted EBITDA during the three months ended December 31, 2018 increased by INR 610.6 million (US$ 8.8 million) or 50%, as compared to the same period in 2017 to INR 1,837.5 million (US$ 26.4 million). The increase was primarily due to the increase in revenue and economies of scale on operating costs achieved during the period.

Earnings per share

The earnings per share for the three months ended December 31, 2018 was US$ 0.05, as compared to a loss per share of US$ 0.03 for the prior comparable period.

Guidance for Fiscal Year 2019 and Fiscal Year 2020

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially. The Company continues to expect to have 1,300 – 1,400 MWs operational by March 31, 2019 and revenue between US$ 143 – 151 million for fiscal year ending March 31, 2019. We expect revenue for the year ending March 31, 2019 to be closer to the lower end of the range as the exchange rate at the time of issuing initial guidance was at INR 63.83 to US$ 1.00; the depreciation of Indian Rupee from INR 63.83 to INR 69.58 to US$ 1.00, a reduction of INR 5.75 or 9%.

With a robust pipeline and strong execution capabilities, we expect to continue to deliver high growth in the next fiscal year ended March 31, 2020. For fiscal year March 31, 2020, the Company expects to have 1,800 – 1,900 MWs operational. In addition, the Company is guiding to revenues of between INR 12,770 – 13,350 million (US$ 184 – 192 million at the December 31, 2018 exchange rate of INR 69.58 to US$ 1.00) for fiscal year ending March 31, 2020.

Webcast and Conference Call Information

The Company will hold its quarterly conference call to discuss earnings results on Wednesday, February 13, 2019 at 8:30 a.m. US Eastern Time. The conference call can be accessed live by dialing 1-888-317-6003 (in the U.S.) and 1-412-317-6061 (outside the U.S.) and entering the passcode 8625623. Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, a replay will be available approximately two hours after the conclusion of the call. The replay will remain available until Wednesday, February 20, 2019 and can be accessed by dialing 1-877-344-7529 (in the U.S.) and 1-412-317-0088 (outside the U.S.) and entering the replay passcode 10128039. An archived podcast will be available at http://investors.azurepower.com/events-and-presentations following the call.

Exchange Rate

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 69.58 to US$ 1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2018. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is a leading independent solar power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008. With its inhouse engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; our ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where the Company has been cleared as one of the winning bidders or won a reverse auction but has yet to receive a letter of allotment. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We present Adjusted EBITDA as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization and (d) loss (income) on foreign currency exchange. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers it appropriate for supplemental analysis. For more information, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” at the end of this release.

Investor Relation Contacts:

For investor enquiries, please contact Nathan Judge, CFA at ir@azurepower.com. For media related information, please contact Samitla Subba at pr@azurepower.com.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of December 31,
	2018 (INR)	2018 (INR)	2018 (US$)
	(Unaudited) (in thousands)
Assets
Current assets:
Cash and cash equivalents	8,346,526	17,451,023	250,805
Investments in available for sale securities	1,383,573	—	—
Restricted cash	2,406,569	5,487,815	78,871
Accounts receivable, net	2,223,455	2,494,264	35,847
Prepaid expenses and other current assets	1,114,482	1,703,700	24,485

Total current assets	15,474,605	27,136,802	390,008
Restricted cash	329,926	885,575	12,727
Property, plant and equipment, net	56,580,700	70,409,413	1,011,920
Software, net	39,802	45,920	660
Deferred income taxes	1,052,393	1,152,301	16,561
Investments in held-to-maturity securities	7,041	7,549	108
Other assets	499,653	4,396,596	63,190

Total assets	73,984,120	104,034,156	1,495,174

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	835,000	3,819,148	54,889
Accounts payable	1,521,854	2,286,467	32,861
Current portion of long-term debt	873,883	2,515,949	36,159
Income taxes payable	5,878	11,421	164
Interest payable	1,220,463	468,598	6,735
Deferred revenue	79,192	81,999	1,178
Other liabilities	611,598	973,979	13,998

Total current liabilities	5,147,868	10,157,561	145,984
Long-term debt	52,234,940	63,950,986	919,100
Deferred revenue	1,563,732	1,434,572	20,618
Deferred income taxes	892,138	1,311,173	18,844
Asset retirement obligations	356,649	583,823	8,391
Other liabilities	513,344	252,571	3,630

Total liabilities	60,708,671	77,690,686	1,116,567

Shareholders’ equity
Equity shares (US$ 0.000625 par value; 25,996,932 and 40,940,212 shares issued and outstanding as of March 31, 2018 and December 31, 2018)	1,076	1,769	25
Additional paid-in capital	19,004,604	32,668,008	469,503
Accumulated deficit	(6,593,471)	(6,519,630)	(93,700)
Accumulated other comprehensive income (loss)	(294,672)	(968,125)	(13,914)

Total APGL shareholders’ equity	12,117,537	25,182,022	361,914
Non-controlling interest	1,157,912	1,161,448	16,693

Total shareholders’ equity	13,275,449	26,343,470	378,607

Total liabilities and shareholders’ equity	73,984,120	104,034,156	1,495,174

AZURE POWER GLOBAL LIMITED

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENTS

	Three months ended December 31,			Nine months ended December 31,
	2017	2018	2018	2017	2018	2018
	INR	INR	US$	INR	INR	US$
			(in thousands, except per share data)
Operating revenues:
Sale of power	1,739,850	2,430,776	34,935	5,441,579	7,079,008	101,739
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	158,384	218,951	3,147	476,597	613,241	8,813
General and administrative	354,542	374,282	5,379	769,224	864,816	12,429
Depreciation and amortization	474,930	475,973	6,841	1,357,667	1,627,108	23,385

Total operating cost and expenses	987,856	1,069,206	15,367	2,603,488	3,105,165	44,627

Operating income	751,994	1,361,570	19,568	2,838,091	3,973,843	57,112

Other expense:
Interest expense, net	1,129,929	1,115,802	16,036	4,334,514	3,446,300	49,530
(Gain)/Loss on foreign currency exchange, net	(90,825)	17,884	257	(52,566)	458,950	6,596

Total other expenses	1,039,104	1,133,686	16,293	4,281,948	3,905,250	56,126

Profit/(Loss) before income tax	(287,110)	227,884	3,275	(1,443,857)	68,593	986

Income tax (expense) / benefit	150,948	(62,545)	(899)	274,023	(171,056)	(2,458)

Net Profit/(loss)	(136,162)	165,339	2,376	(1,169,834)	(102,463)	(1,472)

Net profit/(loss) attributable to non-controlling interest	(69,761)	22,336	321	(203,916)	42,111	605

Net Profit/(loss) attributable to APGL	(66,401)	143,003	2,055	(965,918)	(144,574)	(2,077)

Accretion to redeemable non-controlling interest	15,700	—	—	(6,397)	—	—

Net Profit/(loss) attributable to APGL equity shareholders	(50,701)	143,003	2,055	(972,315)	(144,574)	(2,077)

Net Profit/(loss) per share attributable to APGL equity stockholders
Basic / diluted	(2)	4	0.05	(37)	(5)	(0.07)
Shares used in computing basic and diluted per share amounts
Equity shares	25,985,057	39,745,291		25,968,240	30,466,892

AZURE POWER GLOBAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,			Nine months ended December 31,
	2017	2018	2018	2017	2018	2018
	INR	INR	US$	INR	INR	US$
	(in thousands)
Net cash provided by operating activities	177,720	(225,385)	(3,239)	405,543	789,008	11,340
Net cash used in investing activities	(9,010,339)	(5,565,048)	(79,981)	(16,303,268)	(13,114,270)	(188,478)
Net cash provided by financing activities	1,406,012	16,657,130	239,395	16,756,967	25,114,391	360,943

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our income from operations to Adjusted EBITDA for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2017	2018	2018	2017	2018	2018
	INR	INR	US$	INR	INR	US$
	(in thousands)
Net Profit / (Loss)	(136,162)	165,339	2,376	(1,169,834)	(102,463)	(1,472)
Income tax expense/(benefit)	(150,948)	62,545	899	(274,023)	171,056	2,458
Interest expense, net	1,129,929	1,115,802	16,036	4,334,514	3,446,300	49,530
Depreciation and amortization	474,930	475,973	6,841	1,357,667	1,627,108	23,385
Loss on foreign currency exchange, net	(90,825)	17,884	257	(52,566)	458,950	6,596

Adjusted EBITDA	1,226,924	1,837,543	26,409	4,195,758	5,600,951	80,497